ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

INFORMATION ON THE RESULTS FOR 2009

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in the results of the new institution, for the effect of comparability, the data related to 2008 takes into consideration the addition of Banco Itaú and Unibanco figures.

1.
Net income amounted to R$ 10.1 billion for 2009, with a return of 21.4% on average equity, which represents an increase of 0.6% as compared to 2008. Recurring net income was R$ 10.5 billion, with a return of 22.3%. Consolidated stockholders’ equity totaled R$ 50.7 billion at December 31, 2009. Basel ratio stood at 16.7% at the end of the period, based on economic-financial consolidated.

2.
Itaú Unibanco’s preferred shares rose 61.5%, as compared to the quotation of December 31, 2008. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 175.1 billion at the end of December. According to the company Bloomberg, Itaú Unibanco ranked ninth among banks in the world at December 31, 2009, having market value as parameter.

3.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 14.1 billion in 2009. The Bank also withheld and passed on taxes of customers, which were directly levied on financial operations, in the amount of R$ 8.1 billion.

4.
At the end of December, consolidated assets reached R$ 608.3 billion, the highest among the private financial groups of Southern Hemisphere. The loan portfolio, including endorsements and sureties, reached R$ 278.4 billion, an increase of 2.4% as compared to December 31, 2008. In Brazil, non-mandatory loans to the individuals segment reached R$ 103.1 billion, with a growth of 10.7%. The very small, small and middle-market company segment reached R$ 61.0 billion. In its turn, the large company segment reached R$ 88.9 billion.

5.
Free, raised and managed assets amounted to R$ 855.1 billion, an increase of 5.9% as compared to December 31, 2008. Technical provisions for insurance, pension plan and capitalization totaled R$ 52.4 billion at the end of December 2009.

6.
In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 17.8 billion, and of securitization that totaled R$ 1.4 billion in 2009. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking regarding distribution of fixed income, Itaú BBA occupies the first position in 2009. In capital markets, it coordinated public offerings of shares that totaled R$ 14.2 billion. In the ANBIMA ranking regarding origination of variable income, it occupies the first position in 2009 with 55% of market share of number of offerings.

7.
At the end of 2009, Itaú Unibanco employed 102 thousand people. The employees’ fixed compensation plus charges and benefits totaled R$ 8.6 billion for the year. Welfare benefits granted to employees and their dependants totaled R$ 1.5 billion. In addition, approximately R$ 117 million was invested in education, training and development programs.

8.
Itaú Unibanco and Porto Seguro entered on August 23 into an alliance aimed at the unification of residence and automobile insurance operations for the exclusive offer and distribution of products of these segments to customers of the Itaú Unibanco branch network in Brazil and Uruguay.

9.
For the tenth consecutive year, Itaú Unibanco was selected to make up the portfolio of the Dow Jones Sustainability World Index (DJSI), in its 2009/2010 review, comprising 317 companies across the world. In the third quarter, Itaú Unibanco was considered the leader of its sector in Brazil and Latin America, according to the evaluation of The Banker magazine; it received from the Euromoney magazine the Best Bank in Brazil award for the 11th time; and it was considered by Guia Exame de Investimentos Pessoais the Best Bank in Investment Fund Management. It was elected the Emerging Markets Sustainable Bank of the Year by Financial Times and International Finance Corporation (IFC). Itaú Private Bank was awarded by the Private Banker International (PBI) magazine the Outstanding Private Bank in Latin America.

10.
Social and cultural investments totaled R$ 248 million in 2009. Among the actions carried out by Fundação Itaú Social, we highlight Prêmio Itaú Unicef (Itaú-Unicef award) and Olimpíada de Língua Portuguesa “Escrevendo o Futuro” (Portuguese Language Olympiad - writing the future), a program that received the Corporate Citizen of The Americas Award from the Foundation for the Americas, a body of the Organization of American States (OAS), given to private institutions that have initiatives to fight poverty in the American continent. Instituto Unibanco run programs such as Jovem de Futuro and Entre Jovens that benefited hundreds of public high schools and thousands of students and teachers in several Brazilian states. Itaú Cultural organized over 522 events, including activities, exhibitions and seminars in Brazil and abroad, undertaking its mission of registering and divulging the widest variety of artistic expressions.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com.br/ri).

São Paulo, February 8, 2010.

Pedro Moreira Salles
Chairman of the Board of Directors